January 24, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Manager Directed Portfolios – Hardman Johnston International Growth Fund (Registration Nos. 333-133691; 811-21897)
Ladies and Gentlemen:
We represent Manager Directed Portfolios (the “Trust”) in connection with its filing of Post-Effective Amendment No. 89 (the “Post-Effective Amendment”) to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended. The Post-Effective Amendment is being filed pursuant to Rule 485(b) under the Securities Act.
We have reviewed the Post-Effective Amendment and, in accordance with Rule 485(b)(4) under the Securities Act, hereby represent that the Post-Effective Amendment does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).
We consent to the use of this letter in the Post-Effective Amendment.
Very truly yours,
GODFREY & KAHN, S.C.
/s/ Margaret L. Johnson
Margaret L. Johnson

21771188.1